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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 South Wacker Drive, Suite 4600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zack D. Weber, Chief Financial Officer and Treasurer of Harris Associates Inc., General Partner (312) 646-3218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Zack D. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Associates Securities L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO and Treasurer of Harris Associates Inc. General Partner

Title

Notary Public

SARAH E. GRIMM
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 07, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2020

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Harris Associates Securities L.P.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Harris Associates Securities L.P. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 to the financial statement, the Company has entered into significant transactions with Harris Associates L.P., its limited partner, a related party.

PricewaterhouseCoopers LLP

Chicago, IL
February 19, 2021

We have served as the Company's auditor since at least 1999. We have not been able to determine the specific year we began serving as auditor of the Company.

Harris Associates Securities L.P.
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	2,227,708
Prepaid expenses		32,927
Total assets	$	2,260,635
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	168,354
Other expenses payable		29,073
Total liabilities		197,427
Partners' capital		2,063,208
Total liabilities and partners' capital	$	2,260,635

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Investment Managers, LLC. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

This financial statement is presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statement.

Cash

HASLP maintains its cash in bank deposit accounts which, at times, exceeds the federally insured limits. HASLP has not experienced and does not expect to experience any losses in such accounts.

Income Taxes

HASLP is a partnership for federal income tax purposes. It is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of loss and deductions from HASLP, the partnership.

HASLP follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions which requires HAI to determine whether a tax position of HASLP is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. HAI has evaluated tax positions for the years 2018 through 2020 and has determined that there was no effect on the financial statements.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Recent Accounting Pronouncements

New Standards and Amendments – Effective for 2020

In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial

2. Recent Accounting Pronouncements (continued)

assets. HASLP adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The adoption of the standard did not have an impact on the financial statements.

3. Related Parties

HASLP has significant transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. The payable to the Limited Partner consists of accrued administrative fees to be paid to the Limited Partner.

Because HASLP has no revenue it experiences net losses and negative cash flows from operating activities, which raises substantial doubt about HASLP's ability to continue as a going concern. Accordingly, HAI as the general partner of both HALP and HASLP, resolved for HAI and HALP to make quarterly contributions in the aggregate amount of $2,400,000 to be paid to HASLP during 2021 to support its operating and regulatory capital requirements. HAI and HALP have contributed the first installment in January 2021 in accordance with the board's resolution.

4. Partners' Capital

HASLP had contributions from the General Partner and Limited Partner amounting to $3,000,000 during 2020.

5. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2020, HASLP had net capital of $1,935,281 and a minimum net capital requirement of $13,162. The ratio of aggregate indebtedness to net capital was .10 to 1.

6. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1) of that rule.

7. Commitment and Contingencies

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum

7. Commitment and Contingencies (continued)

exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

8. Subsequent Events

HASLP has evaluated the events and transactions that have occurred through February 19, 2021, the date the financial statements were available to be issued, and noted no material items requiring adjustment of the financial statements. HASLP had contributions from HAI and HALP amounting to $600,000 during January 2021.